POWERSECURE INTERNATIONAL, INC.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587
Telephone: (919) 556-3056
Facsimile: (919) 55-3596
March 1, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. H. Christopher Owings, Assistant Director Mr. Ronald E. Alper, Staff Attorney
Re:	PowerSecure International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement on Schedule 14A Filed April 17, 2009 File No. 001-12014
Gentlemen:
     PowerSecure International, Inc. (“we,” “us” or “our”) hereby submits this letter in connection with your letter to us, dated December 30, 2009, which sets forth comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filings referenced above, and the letter, dated January 21, 2010, by Kegler, Brown, Hill & Ritter Co., L.P.A., our legal counsel, on behalf of us responding to the comments of the Staff.
     PowerSecure International, Inc. hereby acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments, please feel free to direct them to our legal counsel, Paul R. Hess of Kegler, Brown, Hill & Ritter Co., L.P.A. or to me.

Sincerely,
/s/ Christopher T. Hutter
Vice President and Chief Financial Officer
PowerSecure International, Inc.

cc:	Sidney Hinton, President and Chief Executive Officer
Gary J. Zuiderveen, Controller and Principal Accounting Officer
John A. (Andy) Miller, Chairman, Compensation Committee
Paul R. Hess, Kegler, Brown, Hill & Ritter Co., L.P.A.

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